Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated October 4, 2003, accompanying the consolidated balance sheet of Ironside Technologies, Inc. and Subsidiaries as of March 31, 2003, and the related consolidated statement of operations, mandatorily redeemable convertible preferred shares, shareholders’ deficit and comprehensive loss and cash flows for the year then ended contained in Amendment No. 11 to Form S-1 in the Registration Statement and Prospectus of SSA Global Technologies, Inc.  We hereby consent to the incorporation by reference to our report in this Registration Statement and Prospectus on Form S-8 and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

Chicago, Illinois

May 26, 2005